FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry Nº 42

Santiago, November 8, 2012

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, domiciled in the Chilean Metropolitan Region, Avenida El Golf Nº 150, 14th Floor, Commune of Las Condes , a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93,458,000-1, and as duly empowered to provide this information, hereby informs the Superintendency the following material information regarding the Company and its business pursuant to article 9 and second paragraph  of article 10, both contained in Law Nº18.045, and in the Regulation of General Application (Norma de Carácter General) Nº 30, issued by such Superintendency:

On September 27, 2012, Law Nº20,630 was published in the Official Gazette. This law includes various changes to the tax code, including an increase to the rate of the “First Category Income Tax” to 20%, which shall be effective for taxes payable during the year 2013, which includes income earned during 2012.

Arauco, jointly with its external auditors, proceeded to analyze the effects of the abovementioned change in the rate of the First Category Income Tax in the Financial Statements of the Company. One of such effects is the increase of its net liabilities for deferred taxes, as established by International Accounting Standard Nº12.

Due to certain uncertainties in the market in relation thereto, our Company submitted certain requests for clarification to the Superintendency of Securities and Insurance on October 8, 2012, which was responded to on November 7, 2012.

With the information gathered as of the date hereof, we are in a position to inform you the following:

a)           The increase of the consolidated net liabilities of the Company and its subsidiaries for deferred taxes will reduce the Company’s net income by approximately US$128,981,000, which will be reflected in its financial statements as of September 30, 2012; and

b)           With respect to dividends, the reduction of the Company’s net income due to the increase of its net liabilities for deferred taxes will decrease the Company’s distributable net income by approximately US$73,938,000 as a consequence of applying to the above-mentioned reduction of US$128,981,000 the adjustments that we deem should be effected in accordance with the policy regarding determination of the Company’s distributable net income in accordance with Regulation (Circular) Nº 1,945 of 2009, of the Superintendency of Securities and Insurance.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Cristián Infante Bilbao
Chief Operating Officer

c.c. -  Bolsa de Comercio de Santiago,
La Bolsa St. Nº 64, Santiago
       -  Bolsa Electrónica de Chile, Bolsa de Valores
Huérfanos 770, 14th Floor, Santiago
       -  Bolsa de Corredores, Bolsa de Valores Valparaíso
P.O. Box 218-V, Valparaíso
       -  Representative of the Bondholders (Banco Santander Chile)
Bandera St. 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: November 9, 2012	By:	/s/ Robinson Tajmuch Vásquez
Name: Robinson Tajmuch Vásquez
Title: Comptroller Director